

October 4, 2012

<u>Via E-Mail</u>
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd., #2987
Las Vegas, NV 89107

> **Re: Pacific Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 000-32629**

Dear Mr. Landau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

1. We note your response to comment 16 of our letter dated July 20, 2012 indicating that you have not held an annual meeting to elect directors for the last four to five years. You also state that it is your understanding of Nevada state law that any elected director retains his position until a successor is elected or that director is removed. Please provide an analysis under Nevada state law identifying and summarizing any statutory or case law authority to forego annual meetings. As non-exclusive examples, please address Sections 78.330 and 78.345 of the General Provisions for Nevada corporations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director